**HamptonRock Partners LLC**

**Financial Statements, Notes to Financial Statements,
Supplemental Information and Exemption Report**

**Year Ended December 31, 2024**

**HamptonRock Partners LLC**
**December 31, 2024**

# Table of Contents



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Managing Director and Member of HamptonRock Partners LLC**

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of HamptonRock Partners LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of HamptonRock Partners LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of HamptonRock Partners LLC 's management. Our responsibility is to express an opinion on HamptonRock Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to HamptonRock Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II, Statement Regarding Customer Reserve Requirements and Possession or Control Requirements ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of HamptonRock Partners LLC's financial statements. The supplemental information is the responsibility of HamptonRock Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

**McBee & Co., PC**

We have served as HamptonRock Partners LLC's auditor since 2022.
Dallas, Texas
March 20, 2025

# HamptonRock Partners LLC
## Statement of Financial Condition
## As of December 31, 2024

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 537,239 |
| Prepaid expenses and other assets | | 2,465 |
| Due from Parent | | 769,385 |
| Total Assets | $ | 1,309,089 |

**Liabilities and Member's Equity**

**Liabilities**

| | | |
|---|---|---:|
| Accrued liabilities | $ | 15,326 |
| Deferred revenue ` | | 15,000 |
| Total Liabilities | | 30,326 |

| | | |
|---|---|---:|
| **Member's Equity** | | 1,278,763 |
| Total Liabilities and Member's Equity | $ | 1,309,089 |

*The accompanying notes are an integral part of these financial statements*

# HamptonRock Partners LLC
## Statement of Operations
## For the Year Ended December 31, 2024

**Revenues**

| | | |
|---|---|---|
| Advisory fees | $ | 1,322,500 |
| Interest income | | 4 |
| **Total Revenues** | | 1,322,504 |

**Expenses**

| | |
|---|---|
| Salaries and payroll taxes | 58,009 |
| Payroll processing expenses | 911 |
| Legal and professional fees | 98,275 |
| Regulatory fees and expenses | 6,974 |
| General, administrative & miscellaneous expenses | 7,543 |
| Rent expenses | 26,064 |
| Technology and communication expenses | 2,193 |
| Insurance | 168 |
| **Total Expenses** | 200,137 |

| | | |
|---|---|---|
| **Net Income** | $ | 1,122,367 |

*The accompanying notes are an integral part of these financial statements.*

## HamptonRock Partners LLC
## Statement of Changes in Member's Equity
## For the Year Ended December 31, 2024

| | | |
|---|---|---|
| Balance at January 1, 2024 | $ | 36,396 |
| Capital contributions | | 120,000 |
| Net Income | | 1,122,367 |
| Balance at December 31, 2024 | $ | 1,278,763 |

*The accompanying notes are an integral part of these financial statements.*

**Statement of Cash Flows**
**For the Year Ended December 31, 2024**

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net income | $ | 1,122,367 |
| Adjustments to reconcile net income to net cash used in operating activities | | |
| Changes in assets and liabilities: | | |
| Increase in due from parent | | (763,486) |
| Increase in prepaid expenses and other assets | | 19,930 |
| Increase in accrued liabilities | | 15,326 |
| | | |
| Net cash provided by operating activities | | 394,137 |
| | | |
| Cash flows from financing activities: | | |
| Capital contributions | | 120,000 |
| | | |
| Net cash provided by financing activities | | 120,000 |
| | | |
| Net increase in cash | | 514,137 |
| | | |
| Cash beginning of year | | 23,102 |
| | | |
| Cash end of year | $ | 537,239 |

Supplemental Cash Disclosure of Cash Flow Information:

There was no cash paid during the year for interest and income taxes.

*The accompanying notes are an integral part of these financial statements.*

# HamptonRock Partners LLC
## Notes to Financial Statements
### December 31, 2024

## *Note 1 – General and Summary of Significant Accounting Policies*

### General

HamptonRock Partners LLC (the "Company") was formed on October 25, 2019, as a limited liability company in accordance with the laws of the State of Delaware. The Company is a registered broker / dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Johnswood, LLC, a Delaware LLC ("Parent").

The Company's principal business activity and purposes of the Company is to conduct business as a placement agent of securities, as well as provide advisory services for raising private capital and mergers and acquisitions (M&A) to private companies.

The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds of securities for or to customers, (2) does not and will not carry accounts of or for the customers and (3) does not and will not carry PAB accounts.

### a. Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

### b. Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

### c. Cash

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. At December 31, 2024, the Company had non-interest-bearing deposits at a financial institution that maintained federal insurance in full, totaling $537,239. At December 31, 2024, the Company had no interest-bearing deposits in financial institutions that maintained federal insurance in full.

### d. Revenue Recognition

Revenue from contracts with customers includes fee income related to advisory services for raising private capital and mergers and acquisitions (M&A) to private companies. The recognition and measurement of revenue under Financial Accounting Standards Board ("FASB") Accounting.

Standards Codification ("ASC") ASC 606, *Revenue from Contracts with Customers*, is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at the point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services for raising private capital and mergers and acquisitions (M&A) to private companies. The Company is engaged by clients to provide advisory services and manage the related processes of these transactions. Revenue from advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue.

### e. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of advisory services for raising private capital and mergers and acquisitions to private companies. The Company has identified its CEO as the chief operating decisions maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

### f. Income Taxes

The Company is a single member limited liability company and is therefore treated as a disregarded entity for federal income tax purposes. Income taxes are calculated and paid at the member level. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

### Note 2 - Concentration of Revenue

During the year ending December 31, 2024, 98% of the Company's revenue is derived from one customer.

## Note 3 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of $506,913 and was $501,913 in excess of its required net capital of $5,000. The Company had $30,326 in indebtedness, therefore; the ratio between aggregate indebtedness to Net Capital is 5.98 to 1.00.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

## Note 4 – Related Party Transactions

The Company has an Office and Administrative Services Agreement in place, with effective date of July 1, 2022, with its Parent whereby the Parent charges the Company for administrative functions, including but not limited to office and secretarial services, accounting oversight, use of office facilities and equipment, employee compensation and related employee benefits, liability insurance, technology, and other indirect expenses of operations. This agreement remains in force until either party submits a notice of termination. The Company amended the Office and Administrative Service Agreement effective January 1, 2024. The existence of this association may create operating results and a financial position significantly different than if the companies were autonomous.

Incremental Allocation Services Fee – Base fee charged by Parent for services provided to the Company. The allocation services fee is a fixed amount that is charged by Parent on a monthly basis. For the year ended December 31, 2024, the Company recorded total incremental allocation services fees of $93,266, which is recorded in the following categories on the Statement of Operations:

| | |
|---|---:|
| Rent | $26,064 |
| Salaries and payroll taxes | 58,009 |
| Technology and communications | 2,193 |
| Total | $ 93,266 |

As of December 31, 2024, there was $769,385 due from the Parent.

## Note 5 – Recent Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in accordance with the standards.

## Note 6 – Commitments and Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business.  The Company has no significant commitments or contingencies at December 31, 2024. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

## Note 7 – Subsequent Events

Management has evaluated all subsequent events through March 20, 2025, the agreed upon date on which these financial statements were available to be issued and determined that there are no subsequent events to disclose.

**Supplemental
Information**

# HamptonRock Partners LLC
### Schedule I
### Computation of Net Capital
### Under Rule 15c3-1 of the Securities and Exchange Commission
### December 31, 2024

| Assets: | | | Allowable | | | Non-Allowable | | Total |
|---|---|---|---|---|---|---|---|---|
| 1. Cash & Other Assets | a. | $ | 537,239 | b. | $ | 771,850 | $ | 1,309,089 |

| Liabilities: | | | AI (Aggregate Indebtedness) | | | Non-AI | | Total |
|---|---|---|---|---|---|---|---|---|
| 2. A/P & Other Liabilities | a. | $ | 30,326 | b. | $ | - | $ | 30,326 |

**Member's Equity:**

| | | |
|---|---|---|
| 3. Total Member's Equity Qualified for Net Capital *(Line 1 Total Minus Line 2 Total)* | $ | 1,278,763 |
| 4. Total Liabilities & Member's Equity *(Line 2 Total Plus Line 3)* | $ | 1,309,089 |

**Computation of Net Capital:**

| | | | | |
|---|---|---|---|---|
| 5. Member's Equity Qualified for Net Capital | | | $ | 1,278,763 |
| 6. Deductions: Minus Non-Allowable Assets *(Line 1.b.)* | | | | (771,850) |
| 7. Allowable Net Capital *(Line 5 Minus Line 6)* | | | $ | 506,913 |
| 8. Minimum Net Capital Required (6 2/3% of Line 2.a.) | $ | 2,022 | | |
| 9. Minimum FINRA Net Capital Requirement | $ | 5,000 | | |
| 10. Total Net Capital Requirement *(Greater of Lines 8 and 9)* | | | | (5,000) |
| 11. Excess Net Capital *(Line 7 Minus Line 10)* | | | $ | 501,913 |
| 12. Allowable Net Capital *(Line 7)* Minus <u>Greater</u> of: | | | | |
|    10 % of Aggregate Indebtedness *(Line 2 a.)* OR | $ | 3,033 | | |
|    120% of $5,000 Minimum FINRA Net Capital Requirement | $ | 6,000 | | (6,000) |
| | | | $ | 500,913 |

**Computation of Aggregate Indebtedness:**

| | | |
|---|---|---|
| Total Aggregate Indebtedness Liabilities *(Line 2.a.)* | $ | 30,326 |
| Percentage of Aggregate Indebtedness to Net Capital | | 5.98 |

## Statement Pursuant to SEA Rule 17a-5(d)(4)

There were no material differences between the net capital reported in the Company's unaudited Form X-17a-5 as of December 31, 2024 and the Company's audited financial statements as of December 31, 2024. Accordingly, no reconciliation is necessary.

*See accompanying report of independent registered public accounting firm.*

# HamptonRock Partners LLC
## Schedule II
## Statement Regarding Customer Reserve Requirements and
## Possession or Control Requirements
## December 31, 2024

The Computation for Determination of the Reserve Requirements and Information relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company. The Company does not claim an exemption from SEA Rule 15c3-3 but is in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are limited to advisory services for raising private capital and mergers and acquisitions (M & A ) to private companies. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

*See accompanying report of independent registered public accounting firm.*

# Exemption Report



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**To the Managing Director and Member of HamptonRock Partners LLC**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) HamptonRock Partners LLC ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placements of securities and merger and acquisition.  In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2024, without exception.

HamptonRock Partners LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HamptonRock Partners LLC's compliance with the exemption provisions.  A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

**McBee & Co., PC**

Dallas, Texas
March 20, 2025

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

# HamptonRock Partners LLC
## Exemption Report
### December 31, 2024

HamptonRock Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)     The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)     The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) private placements of securities, and (b) merger and acquisition. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

(3)     The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year.


I, Stuart Brown, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.


Sign: _____     Date: February 6, 2025 _____


**Stuart Brown, CEO**
**HamptonRock Partners LLC**
**100 Crescent Court, Suite 525**
**Dallas, TX 75201**
**SEC filing # 8-70461**